April 22, 2009

By EDGAR Transmission and by Courier

H. Roger Schwall
Assistant Director
U.S.  Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	SulphCo, Inc.
Preliminary Schedule 14A
Filed April 7, 2009
File No. 1-32636

On behalf of SulphCo, Inc.  (“SulphCo” or the “Company”), as counsel for the Company, we hereby submit SulphCo’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 21, 2009, regarding the above referenced Preliminary Schedule 14A.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of SulphCo.

Proposal No. 2, page 8

1.
Please expand the discussion under this subheading to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of stock subsequent to the increase in the number of authorized shares for which you are soliciting shareholder approval.  If so, describe all such plans or agreements in necessary detail.

Response to Comment No. 1:

The Company will insert the following disclosures in the discussion under this subheading:

SulphCo, Inc.
April 22, 2009

"The Company does not currently have any plans, commitments, understandings, or agreements, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares for which the Company is soliciting stockholder approval."

SulphCo acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and SulphCo acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By: /s/ Robert Shin
Robert Shin